

Mail Stop 4631

January 29, 2018

John M. Engquist
President and Chief Executive Officer
H&E Equipment Services, Inc.
7500 Pecue Lane
Baton Rouge, Louisiana 70809

**Re: H&E Equipment Services, Inc.
          Registration Statement on Form S-4
          Filed January 18, 2018
          File No. 333-222591**

Dear Mr. Engquist:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos at (202) 551-7844 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Richard A. Goldberg, Esq.